UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: April 10, 2019

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On April 5, 2019, Navios Maritime Partners L.P., a Marshall Islands limited partnership (the “Partnership”) entered into a new credit facility with DNB Bank ASA of up to $40,000,000 (divided into two tranches) in order to refinance two Capesize vessels. The credit facility has a term of approximately 5.0 years and bears interest at LIBOR plus 275 basis points per annum. No amount has yet been drawn under this facility. A copy of the credit facility is attached as Exhibit 4.1 to this report and is incorporated by reference herein.

On April 9, 2019, the Partnership entered into a Deed of accession, amendment, release and restatement with BNP Paribas, relating to a loan agreement dated 26 June 2017 (the “BNP Facility”) in order to refinance two vessels and replace the existing collateral under the BNP Facility. The credit facility was originally for an amount of up to $32,000 of which an amount of $12,498 is outstanding as of the date hereof. The credit facility as amended and restated has a term of approximately 2.5 years and bears interest at LIBOR plus 300 basis points per annum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: April 10, 2019

EXHIBIT LIST

Exhibit No.	Exhibit

4.1

Term Loan Facility, dated April 5, 2019, by and among Joy Shipping Corporation and Avery Shipping Company, Navios Maritime Partners L.P., DNB Bank ASA, and the banks and financial institutions listed therein.

4.2

Deed of Accession, Amendment, Release and Restatement, dated April 9, 2019, relating to the Loan Agreement, dated June 26, 2017, by and among Casual Shipholding Co., Wave Shipping Corp. and Ammos Shipping Corp., Navios Maritime Partners L.P., Navios Maritime Operating L.L.C., Navios ShipManagement Inc., and BNP Paribas and BNP Paribas (Suisse) SA.